[Frederic Dorwart, Lawyers Letterhead]

                                January 31, 2008

By U.S. Mail and filed on EDGAR

Mr. Christian N. Windsor, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4563
100 F Street NE
Washington, D.C. 20549

         Re:  BOK Financial Corporation
              Definitive 14A
              Filed March 21, 2007
              File No. 00-19341

Dear Mr. Windsor:

     The purpose of this letter is to respond to the comments raised in your letter to BOK Financial Corporation (the "Corporation") dated January 9, 2008. Thank you for your feedback. Your comments and our responses are provided below. Corporation responses are in bold.

     The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Compensation Discussion and Analysis, page 16

1. In your response to prior comments 6 and 7, you indicate that you will not disclose the individual Net Direct Contribution targets for the prior fiscal year for each of the Named executive officers, because those targets are confidential. Please provide the staff with your analysis as to how you concluded that disclosure of the targets in the following year's proxy statement would cause competitive harm to BOK Financial.

     BOK Financial has further evaluated the competitive harm in disclosing the Net Direct Contribution targets for those individuals who were Named executive officers in 2007 and who will again be the Named executive officers in the 2008 BOKF proxy statement. BOKF shall provide the following disclosure in the 2008 proxy statement, updated with 2007 Net Direct Contribution target information:

     The Net Direct Contribution target for the three named executives (other than the CEO and CFO whose annual incentive is based solely on EPS Growth), is 100% of the planned Net Direct Contribution for such executive's respective area of responsibility. For 2006, the Net Direct Contribution targets were as follows:

                   Mr. Bradshaw -   $162,638,161
                   Mr. Ellinor -    $176,509,920
                   Mr. Pickryl -    $182,893,792

     For 2006, the named executives attained their Net Direct Contribution targets as follows: Mr. Bradshaw attained 104.93%, Mr. Ellinor attained 103.46% and Mr. Pickryl attained 105.99%.

     In the event there are, in future years, Named executives who have more narrow areas of responsibility for which disclosure of the Net Direct Contribution target could provide more competitive harm, we undertake to discuss our concerns with the Commission in advance.

     If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (918) 583-9958.

                                       Very truly yours,

                                       /s/ Tamara R. Wagman

                                       Tamara R. Wagman,
                                       Assistant General Counsel



cc:  Stanley A. Lybarger,
     Chief Executive Officer
     BOK Financial Corporation